Exhibit 99.1

Allot Communications Ltd. Announces
the 2008 Annual Meeting of Shareholders

Hod Hasharon, Israel, October 10, 2008 – Allot Communications Ltd. (NASDAQ: ALLT), a leading provider of deep packet inspection (DPI) technology for service optimization, today announced that its 2008 annual meeting of shareholders (the “Annual Meeting”) will be held on Thursday, November 13, 2008, at 5:00 p.m. Israel time, at the offices of Allot at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.	To elect Mr. Shraga Katz as a Class I director to serve for a two-year term in accordance with Allot’s Articles of Association.

2.	To elect Messrs. Shai Saul and Eyal Kishon as a Class II directors, each to serve for a three-year term in accordance with Allot’s Articles of Association.

3.	To approve the terms of Mr. Shraga Katz’s service, including payment of director’s fees, granting of stock options and eligibility for indemnification and exculpation.

4.	To approve an amendment to the compensation plan of Mr. Yigal Jacoby.

5.	To approve the grant of stock options to directors, except Messrs. Shraga Katz, Yigal Jacoby and Yossi Sela.

6.	To approve the extension of the expiration date of certain options of Mr. Yigal Jacoby.

7.	To ratify and approve the procurement and maintenance of directors’ and officers’ liability insurance.

8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ended December 31, 2008 and until the 2009 annual meeting of shareholders and to authorize the board of directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	To report on the business of Allot for the year ended December 31, 2007, including a review of the 2007 financial statements.

10.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each proposal.

        Only shareholders of record at the close of business on October 14, 2008 will be entitled to notice of, and to vote at, the Annual Meeting, or at any adjournment or postponement thereof.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about October 22, 2008, to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of Form 6-K and will be available on Allot’s website www.allot.com on or about October 22, 2008.

        In accordance with the Israeli Companies Law-1999, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than October 24, 2008.

About Allot Communications Ltd.

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code+972-9-761-9365
jkalish@allot.com